EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Reports Second Quarter Results; Reinstates Full-Year Guidance
Oak Brook, Illinois, July 29, 2020 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2020.
Second Quarter Highlights
•Net sales of $270 million, with double-digit sequential improvement in average weekly sales in both May and June
•Operating margin of 11.6%
•Adjusted EBITDA margin of 16.8%, exceeding high end of target range
•GAAP EPS of $0.35
•Adjusted EPS of $0.42
•Generated operating cash flow of $60 million, a 73% improvement from last year; further strengthened financial position, with $74 million of cash and $245 million of credit facility availability at end of quarter
•Reinstates full-year guidance, with adjusted EPS* for 2020 expected to be within a range of $1.53 to $1.65
Consolidated net sales for the second quarter were $270 million, compared to $324 million in the same quarter a year ago. Net income for the second quarter was $21.4 million, equal to $0.35 per diluted share, compared to $32.8 million, equal to $0.54 per share, in the prior-year quarter.
The Company also reported adjusted net income for the second quarter of $25.8 million, equal to $0.42 per diluted share, compared to $33.6 million, or $0.55 per diluted share, in the second quarter of last year. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Despite Significant Challenges, Q2 Operational Performance Impressive, with Margins Exceeding Target Ranges
“I could not be prouder of our performance during the quarter. Our teams demonstrated impressive operational execution in exceptionally difficult circumstances, while at the same time continuing to provide a safe working environment for our employees,” commented Jennifer L. Sherman, President and Chief Executive Officer. “At the beginning of the quarter, we reacted quickly and decisively in response to a variety of operational challenges resulting from the pandemic by adjusting our operating costs and modifying our production schedules. As our teams developed strategies to operate in the new COVID environment, we experienced double-digit sequential improvement in average weekly sales in both May and June. The combination of these factors helped us to maintain a high level of performance and deliver an adjusted EBITDA margin of 16.8% in the quarter, exceeding the upper end of our target range.”
In the Environmental Solutions Group, net sales for the second quarter were $214 million, compared to $267 million in the prior-year quarter. In the Safety and Security Systems Group, net sales were $56 million, essentially unchanged from prior-year levels.
Consolidated operating income for the second quarter was $31.3 million, compared to $46.3 million in the prior-year quarter. Consolidated operating margin was 11.6%, compared to 14.3% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the second quarter was $45.4 million, compared to $57.1 million in the prior-year quarter, and consolidated adjusted EBITDA margin was 16.8%, compared to 17.6% last year.
Adjusted EBITDA in the Environmental Solutions Group was $40.9 million, compared to $54.4 million in the prior-year quarter, and its adjusted EBITDA margin was 19.1%, compared to 20.4% last year. In the Safety and Security Systems Group, adjusted EBITDA was $11.7 million, up $1.4 million, or 14%, from the prior-year quarter, and its adjusted EBITDA margin was 20.9%, compared to 18.0% last year.

Consolidated backlog at June 30, 2020 was $333 million, compared to $348 million in the prior-year quarter.
Improved Cash Flow Further Strengthens Financial Position, Facilitates M&A and Cash Returns to Stockholders
Net cash of $60 million was provided by operating activities during the second quarter, up $25 million, or 73%, compared to the prior-year quarter.
At June 30, 2020, consolidated debt was $245 million, total cash and cash equivalents were $74 million and the Company had $245 million of availability for borrowings under its five-year revolving credit facility, which was executed in July 2019.
“Early in the quarter, we took a series of actions to reduce our costs and preserve liquidity in the short-term. Those measures contributed to a record level of operating cash flow generation,” said Sherman. “During the quarter, we paid down approximately $36 million of debt, completed an acquisition, and funded cash returns to stockholders. We are continuing to approach the uncertainty and challenges with resolve and from a position of strength given our current financial position, which has improved further since the end of the first quarter, and we remain committed to pursuing further strategic acquisitions, investing in organic growth opportunities and returning value to our stockholders.”
The Company funded dividends of $4.9 million during the second quarter, reflecting a dividend of $0.08 per share, and the Board of Directors recently declared a similar dividend that will be payable in the third quarter.
Outlook
“As the stay-at-home restrictions gradually started to ease, I was pleased with the commensurate improvement in incoming orders in both May and June, with our weekly average orders increasing, sequentially, by 16% and 24%, respectively,” noted Sherman. “Our backlog remains at a healthy level, providing us with visibility into the second half of the year. Assuming that we do not experience any significant COVID-related disruptions for the duration of the year, we currently expect our adjusted EPS* for 2020 to be in a range of $1.53 to $1.65.”
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Wednesday, July 29, 2020 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-705-6003 and entering the pin number 13707097. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, economic conditions in various regions, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. When reporting adjusted EPS in 2020, we have made, and would expect to continue to make, certain adjustments to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable. In prior years, we have also made adjustments to GAAP net income and diluted EPS for hearing loss settlement charges and special tax items. Should any similar items occur in 2020, we would also expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2020	2019	2020	2019
Net sales	$270.1	$324.3	$556.2	$598.1
Cost of sales	199.8	235.3	411.1	438.8
Gross profit	70.3	89.0	145.1	159.3
Selling, engineering, general and administrative expenses	37.4	41.8	79.6	85.7
Acquisition and integration-related expenses	0.3	0.9	0.6	1.5
Restructuring	1.3	—	1.3	—
Operating income	31.3	46.3	63.6	72.1
Interest expense	1.8	2.0	3.3	4.0
Other expense (income), net	2.0	(0.1)	2.2	0.3
Income before income taxes	27.5	44.4	58.1	67.8
Income tax expense	6.1	11.6	13.3	17.5
Net income	$21.4	$32.8	$44.8	$50.3
Earnings per share:
Basic	$0.36	$0.55	$0.74	$0.84
Diluted	$0.35	$0.54	$0.73	$0.82
Weighted average common shares outstanding:
Basic	60.1	60.1	60.3	60.1
Diluted	61.3	61.3	61.6	61.2
Cash dividends declared per common share	$0.08	$0.08	$0.16	$0.16

Operating data:
Operating margin	11.6%	14.3%	11.4%	12.1%
Adjusted EBITDA	$45.4	$57.1	$89.3	$93.0
Adjusted EBITDA margin	16.8%	17.6%	16.1%	15.5%
Total orders	$201.3	$308.0	$505.2	$607.0
Backlog	332.7	347.7	332.7	347.7
Depreciation and amortization	11.1	9.8	21.9	19.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2020	December 31, 2019
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$73.6	$31.6
Accounts receivable, net of allowances for doubtful accounts of $2.6 and $2.4, respectively	125.3	134.2
Inventories	197.5	182.9
Prepaid expenses and other current assets	10.4	12.0
Total current assets	406.8	360.7
Properties and equipment, net of accumulated depreciation of $129.7 and $125.5, respectively	101.4	91.9
Rental equipment, net of accumulated depreciation of $37.8 and $33.6, respectively	113.4	115.4
Operating lease right-of-use assets	24.8	27.6
Goodwill	390.6	388.8
Intangible assets, net of accumulated amortization of $26.9 and $22.1, respectively	157.6	162.9
Deferred tax assets	8.7	10.0
Deferred charges and other long-term assets	7.6	7.9
Long-term assets of discontinued operations	0.3	0.3
Total assets	$1,211.2	$1,165.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.2	$0.2
Accounts payable	73.1	65.0
Customer deposits	11.7	11.5
Accrued liabilities:
Compensation and withholding taxes	23.1	31.1
Other current liabilities	52.4	52.2
Current liabilities of discontinued operations	0.2	0.2
Total current liabilities	160.7	160.2
Long-term borrowings and finance lease obligations	244.4	220.3
Long-term operating lease liabilities	18.3	21.6
Long-term pension and other postretirement benefit liabilities	49.6	50.9
Deferred tax liabilities	56.9	52.7
Other long-term liabilities	25.0	17.3
Long-term liabilities of discontinued operations	0.9	0.9
Total liabilities	555.8	523.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 67.5 and 66.9 shares issued, respectively	67.5	66.9
Capital in excess of par value	234.7	228.6
Retained earnings	563.3	528.2
Treasury stock, at cost, 7.1 and 6.4 shares, respectively	(115.4)	(93.0)
Accumulated other comprehensive loss	(94.7)	(89.1)
Total stockholders’ equity	655.4	641.6
Total liabilities and stockholders’ equity	$1,211.2	$1,165.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2020	2019
Operating activities:
Net income	$44.8	$50.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21.9	19.3
Stock-based compensation expense	3.9	4.2
Deferred income taxes	6.0	4.0
Changes in operating assets and liabilities	(11.6)	(52.0)
Net cash provided by operating activities	65.0	25.8
Investing activities:
Purchases of properties and equipment	(16.3)	(9.4)
Proceeds from sales of properties and equipment	0.5	—
Payments for acquisition-related activity	(6.2)	—
Proceeds from acquisition-related activity	0.8	—
Net cash used for investing activities	(21.2)	(9.4)
Financing activities:
Increase (decrease) in revolving lines of credit, net	27.7	(3.1)
Purchases of treasury stock	(13.5)	(1.0)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(6.6)	(1.6)
Cash dividends paid to stockholders	(9.7)	(9.6)
Proceeds from stock-based compensation activity	0.5	—
Other, net	0.1	(0.1)
Net cash used for financing activities	(1.5)	(15.4)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.3)	0.2
Increase in cash and cash equivalents	42.0	1.2
Cash and cash equivalents at beginning of year	31.6	37.4
Cash and cash equivalents at end of period	$73.6	$38.6

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and six months ended June 30, 2020 and 2019:
Environmental Solutions Group

	Three Months Ended June 30,			Six months ended June 30, 2020
($ in millions)	2020	2019	Change	2020	2019	Change
Net sales	$214.2	$267.2	$(53.0)	$447.2	$486.7	$(39.5)
Operating income	28.6	44.8	(16.2)	58.0	70.5	(12.5)
Adjusted EBITDA	40.9	54.4	(13.5)	80.9	89.1	(8.2)
Operating data:
Operating margin	13.4%	16.8%	(3.4)%	13.0%	14.5%	(1.5)%
Adjusted EBITDA margin	19.1%	20.4%	(1.3)%	18.1%	18.3%	(0.2)%
Total orders	$157.7	$253.2	$(95.5)	$395.2	$496.9	$(101.7)
Backlog	302.7	322.0	(19.3)	302.7	322.0	(19.3)
Depreciation and amortization	10.2	8.9	1.3	20.2	17.5	2.7
Safety and Security Systems Group

	Three Months Ended June 30,			Six months ended June 30, 2020
($ in millions)	2020	2019	Change	2020	2019	Change
Net sales	$55.9	$57.1	$(1.2)	$109.0	$111.4	$(2.4)
Operating income	10.4	9.5	0.9	17.8	18.2	(0.4)
Adjusted EBITDA	11.7	10.3	1.4	19.9	19.9	—
Operating data:
Operating margin	18.6%	16.6%	2.0%	16.3%	16.3%	—%
Adjusted EBITDA margin	20.9%	18.0%	2.9%	18.3%	17.9%	0.4%
Total orders	$43.6	$54.8	$(11.2)	$110.0	$110.1	$(0.1)
Backlog	30.0	25.7	4.3	30.0	25.7	4.3
Depreciation and amortization	0.9	0.8	0.1	1.7	1.7	—
Corporate Expenses
Corporate operating expenses were $7.7 million and $8.0 million for the three months ended June 30, 2020 and 2019, respectively. For the six months ended June 30, 2020 and 2019, corporate operating expenses were $12.2 million and $16.6 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2020 and 2019 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and six months ended June 30, 2020 and 2019 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2020	2019	2020	2019
Net income	$21.4	$32.8	$44.8	$50.3
Add:
Income tax expense	6.1	11.6	13.3	17.5
Income before income taxes	27.5	44.4	58.1	67.8
Add:
Acquisition and integration-related expenses	0.3	0.9	0.6	1.5
Pension-related charges (a)	2.5	—	2.5	—
Restructuring	1.3	—	1.3	—
Coronavirus-related expenses (b)	1.4	—	1.8	—
Purchase accounting effects (c)	0.1	0.2	0.3	0.3
Adjusted income before income taxes	33.1	45.5	64.6	69.6
Adjusted income tax expense (d)	(7.3)	(11.9)	(14.7)	(17.9)
Adjusted net income	$25.8	$33.6	$49.9	$51.7

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars per diluted share)	2020	2019	2020	2019
EPS, as reported	$0.35	$0.54	$0.73	$0.82
Add:
Income tax expense	0.10	0.19	0.22	0.29
Income before income taxes	0.45	0.73	0.95	1.11
Add:
Acquisition and integration-related expenses	0.01	0.01	0.01	0.02
Pension-related charges (a)	0.04	—	0.04	—
Restructuring	0.02	—	0.02	—
Coronavirus-related expenses (b)	0.02	—	0.03	—
Purchase accounting effects (c)	0.00	0.00	0.00	0.00
Adjusted income before income taxes	0.54	0.74	1.05	1.13
Adjusted income tax expense (d)	(0.12)	(0.19)	(0.24)	(0.29)
Adjusted EPS	$0.42	$0.55	$0.81	$0.84
(a) Pension-related charges in the three and six months ended June 30, 2020 relate to charges incurred in connection with the withdrawal from a multi-employer pension plan. Such charges are included as a component of Other expense (income), net on the Condensed Consolidated Statement of Operations.
(b) Coronavirus-related expenses in the three and six months ended June 30, 2020 relate to direct expenses incurred in connection with the Company's response to the coronavirus pandemic, that are incremental to, and separable from, normal operations. Such expenses primarily relate to incremental paid time off provided to employees and costs incurred to implement enhanced workplace safety protocols.

(c) Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and six months ended June 30, 2020 and 2019, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.
(d) Adjusted income tax expense for the three and six months ended June 30, 2020 and 2019 was recomputed after excluding the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2020	2019	2020	2019
Net income	$21.4	$32.8	$44.8	$50.3
Add:
Interest expense	1.8	2.0	3.3	4.0
Acquisition and integration-related expenses	0.3	0.9	0.6	1.5
Restructuring	1.3	—	1.3	—
Coronavirus-related expenses	1.4	—	1.8	—
Purchase accounting effects*	0.0	0.1	0.1	0.1
Other expense (income), net	2.0	(0.1)	2.2	0.3
Income tax expense	6.1	11.6	13.3	17.5
Depreciation and amortization	11.1	9.8	21.9	19.3
Consolidated adjusted EBITDA	$45.4	$57.1	$89.3	$93.0

Net sales	$270.1	$324.3	$556.2	$598.1

Consolidated adjusted EBITDA margin	16.8%	17.6%	16.1%	15.5%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.1 million for the three months ended June 30, 2020 and 2019, respectively, and $0.2 million and $0.2 million for the six months ended June 30, 2020 and 2019, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2020	2019	2020	2019
Operating income	$28.6	$44.8	$58.0	$70.5
Add:
Acquisition and integration-related expenses	0.1	0.6	0.2	1.0
Restructuring	0.7	—	0.7	—
Coronavirus-related expenses	1.3	—	1.7	—
Purchase accounting effects*	0.0	0.1	0.1	0.1
Depreciation and amortization	10.2	8.9	20.2	17.5
Adjusted EBITDA	$40.9	$54.4	$80.9	$89.1

Net sales	$214.2	$267.2	$447.2	$486.7

Adjusted EBITDA margin	19.1%	20.4%	18.1%	18.3%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.1 million for the three months ended June 30, 2020 and 2019, respectively, and $0.2 million and $0.2 million for the six months ended June 30, 2020 and 2019, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2020	2019	2020	2019
Operating income	$10.4	$9.5	$17.8	$18.2
Add:
Restructuring	0.3	—	0.3	—
Coronavirus-related expenses	0.1	—	0.1	—
Depreciation and amortization	0.9	0.8	1.7	1.7
Adjusted EBITDA	$11.7	$10.3	$19.9	$19.9

Net sales	$55.9	$57.1	$109.0	$111.4

Adjusted EBITDA margin	20.9%	18.0%	18.3%	17.9%